March 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan / David Link
Steve Lo / Joel Parker

Re:	Canada Goose Holdings Inc.
Amendment No. 1 to the Registration Statement on Form F-1, filed March 1, 2017
SEC Comment Letter dated March 9, 2017
File No. 333-216078

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), on March 10, 2017, we have filed via EDGAR for review by the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Company’s above referenced Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 2 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated March 9, 2017 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Summary Historical Consolidated Financial and Other Data, page 11

1.	Your pro forma interest expense for the year ended March 31, 2016 of $9.8 million is a $2.0 million increase from the reported amount of $7.8 million. In your pro forma net income reconciliation on page 13, you appear to show an increase to net income for this pro forma interest expense adjustment. A similar situation appears to exist in your nine months ended December 31, 2016 pro forma. Please explain this apparent contradiction.

Securities and Exchange Commission

Division of Corporation Finance

Response to Comment 1:

The Company has revised the Registration Statement to address the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355 or Rachel Phillips at (212) 841-8857.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Dani Reiss (Canada Goose Holdings Inc.)
John Black (Canada Goose Holdings Inc.)
David Forrest (Canada Goose Holdings Inc.)
Marc Jaffe (Latham & Watkins LLP)
Ian Schuman (Latham & Watkins LLP)
John Chory (Latham & Watkins LLP)

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